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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68772

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/01/17** (mm/dd/yy) AND ENDING **9/30/18** (mm/dd/yy)

SEC Mail Processing
DEC 13 2018
Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Stockpile Investments, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 E. Colorado Blvd., Ste.210
(No. and Street)

Pasadena	**California**	**91105**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Karyn M. White **(650) 369-4988**
(Area Code-Telephone Number)

SEC Mail Processing

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Washington, DC

Cropper Accountancy Corp.
(Name – if individual, state last, first, middle name)

2700 Ygnacio Valley Road, Suite 270	**Walnut Creek**	**California**	**94598**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of itspossessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Karyn M. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stockpile Investments, Inc., as of September 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Karyn M. White
Signature

CFO
Title

Notary Public

☒(a) Facing Page.
☒(b) Statement of Financial Condition.
☐(c) Statement of Income (Loss).
☐(d) Statement of Changes in Cash Flows.
☐(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
☐(g) Computation of Net Capital.
☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒(l) An Oath or Affirmation
☐(m) A copy of the SIPC Supplemental Report.
☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

PLEASE SEE ATTACHED ACKNOWLEDGEMENT FROM NOTARY PUBLIC

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo } s.s.

Subscribed and sworn to (or affirmed) before me on this 12th day of December (Month),

20 18, by Karyn M. White (Name of Signer (1)) and

_______________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

[Signature] SPatel
Signature of Notary Public

SHITAL PATEL
COMM. # 2242779
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. JUNE 11, 2022
MGC1

____
For other required information (Notary Name, Commission No. etc.)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ______

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Stockpile Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Stockpile Investments, Inc. as of September 30, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stockpile Investments, Inc. as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America for Public Document under the standards of the Public Company Accounting Oversight Board (United States).

Basis for Opinion

This financial statement is the responsibility of Stockpile Investments, Inc.'s management. Our responsibility is to express an opinion on Stockpile Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Stockpile Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Stockpile Investments, Inc. is not required to have, nor were we engaged, to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of Stockpile Investments, Inc.'s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Engagement Partner Disclosure

The engagement partner on our audit for the year ended September 30, 2018 was John Cropper. Cropper Accountancy Corporation has served as the Company's auditor since 2018.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
December 12, 2018

Stockpile Investments, Inc.

Statement of Financial Condition

September 30, 2018

Assets		
Cash and cash equivalents	$	1,040,566
Cash at and due from clearing organization		335,057
Cash due from merchant card processors		214,932
Securities owned, at market value		62,695
Software and equipment, net of $485,834 amortization and depreciation		134,200
Prepaid expenses and deposits		8,213
Total Assets	**$**	**1,795,663**
Liabilities and Stockholder's Equity		
Accounts payable and accrued expense	$	197,328
Securities sold, not yet purchased		4,009
Due to affiliate		618,292
Deferred rent		11,207
Total Liabilities		**830,836**
Stockholder's Equity		
Common stock ($.001 par value; 1000 shares authorized;		
1000 shares issued and outstanding)		1
Additional paid-in capital		9,367,547
Other paid-in capital—Stock options		25,481
Accumulated deficit		(8,428,202)
Total Stockholder's Equity		**964,827**
Total Liabilities and Stockholder's Equity	**$**	**1,795,663**

See accompanying notes to the financial statements.

Stockpile Investments, Inc.

Notes to the Financial Statements

September 30, 2018

1. Organization

Stockpile Investments, Inc. (the "Company") was formed in Delaware as a corporation on December 10, 2010. The Company is a wholly-owned subsidiary of Stockpile, Inc. (the "Parent"). The Company operates as a registered broker-dealer registered with the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company conducts business on a fully disclosed basis and will not execute or clear securities transactions for customers. Accordingly, the Company is exempt from SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

2. Management Capital Plan and Liquidity

For the fiscal year ended September 30, 2018, the Company had a net loss of $2,422,910 and an accumulated loss of $8,428,202, and during the same fiscal year the Parent company contributed capital of $2,350,000 to the Company. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent on its Parent to fund its operations as the Company has not yet generated a positive cash flow. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. While the Parent intends to raise additional equity until positive cash flows are achieved by the Company, the Parent is not contractually obligated to continue to do so. The Parent was successful in raising additional equity of $24 million dollars in June 2017, and has demonstrated its intent to support the Company, and therefore these financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Significant Accounting Policies

Cash and Cash Equivalents—The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash at Clearing Organization—Receivable from clearing organization consists of net cash held by the Company in its proprietary accounts at the clearing broker, Apex Clearing Corporation ("Apex"), and net commissions receivable for trading activity as of September 30, 2018. At September 30, 2018, $250,000 was held in a separate account as a requirement pursuant to the clearing agreement with Apex.

Securities Owned and Sold, Not Yet Purchased—Both securities owned and securities sold but not yet purchased consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in revenue.

Property and Equipment—Property and equipment are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful life of the related asset (generally three to ten years for equipment and furniture). Maintenance and repairs, which do not extend the useful life of the respective assets, are charged to expense as incurred.

Software and Web Application Development Costs—Costs for the development of new software and substantial enhancements to existing software and web applications are expensed as incurred until technological feasibility has been established, at which time any additional costs are capitalized. Software and web application development costs capitalized at September 30, 2018 were $561,512.

Revenue Recognition—The Company earns its revenue from commissions. Commissions are recognized as revenue upon the execution of trades in customers' accounts. Costs connected with these commissions are expensed when incurred.

Use of Estimates—Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Income Taxes—The Company's results are included in the consolidated federal income tax return and the combined franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. The Company is required to assess the likelihood that deferred tax assets will be realized using a more likely than not criteria. To the extent this criteria is not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

4. Software and Equipment

Software and equipment consist of the following at September 30, 2018:

	Cost	Accumulated Deprec/Amort	Net Cost
Software	$561,512	$467,760	$93,752
Office furniture & equipment	58,522	18,074	40,448
Total	$620,034	$485,834	$134,200

5. Lease Commitments

The Company entered into a sublease for office space in Pasadena, California. The sublease began April 1, 2017 and has a 36 month term, expiring on March 31, 2020. In accordance with the sublease agreement, the Company has paid a security deposit of $8,213. The future minimum annual lease payments for each fiscal year are as follows:

Fiscal year ending September 30, 2019	$	102,533
Fiscal year ending September 30, 2020		52,282
Total	$	154,815

Rent expense was $97,065 for the year ended September 30, 2018.

6. Net Capital Requirements

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of at least 1/15 of aggregate indebtedness or $250,000, whichever is greater, both as defined. At September 30, 2018, the Company's net capital was $598,078 which exceeded the requirement by $348,078. At September 30, 2018, the percentage of aggregate indebtedness to net capital was 139%.

7. Income Taxes

The income tax expense (benefit) for the year ended September 30, 2018 consists of:

Current:	
Federal	$ -
State	800
Total current	$ 800
Deferred:	
Federal	$ (291,787)
State	384,088
Increase in valuation allowance	92,301
Total deferred	$ -
Total income tax provision	$ 800

Significant components of the Company's deferred tax balances as of September 30, 2018 are as follows:

Net operating loss carryforward	$ 2,411,811
Organization costs	26,792
Employee compensation—Stock options	7,604
Deferred Rent	(741)
Total deferred income tax assets	2,445,496
Valuation allowance	(2,445,496)
Net deferred income tax assets	$ -

The realization of deferred tax assets is dependent upon the generation of sufficient taxable income in future years. At September 30, 2018, management is unable to provide any assurance or evidence that the Company will generate sufficient taxable income in future periods to utilize the deferred tax assets, and therefore, a 100% valuation allowance has been reserved against deferred tax assets.

At September 30, 2018, the Company's federal net operating loss carryforward was $8,063,400 and the Company's California net operating loss carryforward was $8,128,130. Both begin to expire in tax year 2031.

Temporary differences and their related tax effects shown above are based upon current estimates and assumptions and could vary significantly from actual amounts reported on tax returns subsequently filed. Accordingly, the Company may adjust the temporary differences as reported above when their tax returns are ultimately filed. The Company is no longer subject to federal and California tax examinations for tax years before year ended September 30, 2015 and September 30, 2014, respectively.

8. Stock-based Compensation

The Company's stock-based compensation expense is accounted for in accordance with the provisions of Accounting Standards Codification ("ASC") Topic 718-Stock Compensation issued by the FASB. Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period of the award. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates, expected dividends, and expected life. The

Company calculates the fair value of each option award on the date of grant using the Black-Scholes option pricing model using certain assumptions. The Black-Scholes model requires the use of highly subjective and complex assumptions which determine the fair value of stock-based awards, utilizing the option's expected term (5.567 – .86 years) and the price volatility of the underlying stock (60%). The Company's current estimate of volatility is based on the volatility of comparable public companies. To the extent volatility of the Company's stock price increases in the future, the Company's estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation expense in future periods. The computation of expected lives was based on expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the 10- year U.S. Treasury yield in effect at the time of grant (ranging from 2.02% to 2.68%). In addition, the Company applies an expected forfeiture rate when amortizing stock-based compensation expense. To the extent that the Company revises its estimates in the future, its stock-based compensation expense could be materially impacted in the year of revision.

Employees of the Company were granted the following options to purchase the stock of the Company's parent, all at an exercise price of $0.15 per share:

Grant date	Expiration	Options granted	Vesting commencement	Options vested as of 9/30/18
Jan. 2013	Jan. 2023	750,000	2/1/13	383,379
Jan. 2013	Nov. 2023	41,690	11/1/13	41,690
Apr. 2014	Apr. 2024	100,000	7/1/13 to 11/1/13	100,000
Dec. 2014	Dec. 2024	412,871	11/1/13 to 12/1/14	270,117
May 2017	Aug. 2019	187,500	5/26/2017	117,187
May 2017	Nov. 2018	41,689	5/26/2017	26,055
Total		1,533,750		938,428

Under the Black-Scholes model, fair value of the stock-based compensation at the grant dates was determined to be $258,992 as of September 30, 2018. The share-based compensation vested and recognized through September 30, 2018 is $119,146. Options vested and exercisable as of September 30, 2018 have a weighted average remaining contractual exercise term of 1.79 years.

As of September 30, 2018, the status of options granted was as follows:

Status	Options granted	Black-Scholes Fair Value	Intrinsic Value
Vested, exercised	474,375 (31%)	$ 23,719	$227,700
Vested, unexercised	464,053 (30%)	$ 87,662	$222,745
Total vested	938,428 (61%)	$111,381	$450,445
Forfeited & Cancelled	595,322 (39%)	$147,611	$285,755
Total	1,533,750 (100%)	$258,992	$736,200

A summary of the Company's stock option plan as of September 30, 2018 and changes during the year then ended is presented below:

Options	Outstanding # of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
Balance at September 30, 2017	1,273,616	0.15	4.6	
Granted/Re-Issued	220,811	0.15		
Cancelled	(470,052)			
Forfeited	(85,947)			
Balance at September 30, 2018	938,428	0.15	1.8	$736,200
Options vested and expected to vest at September 30, 2018:	938,428	0.15		
Options exercisable at September 30, 2018:	464,053	0.15		

9. Related Party Transactions

The Company has an expense-sharing agreement with its Parent for engineering costs, software improvements, accounting costs, and certain salaries. The Company agrees to reimburse its Parent for its share of these costs paid for on its behalf. At September 30, 2018, the Company owed its Parent $595,206 for these expenses. Also at September 30, 2018, the Company owed $23,086 to Stockpile Gifts, Inc. ("Gifts"), a subsidiary of the Parent, for funds collected on its behalf.

10. Securities Owned and Sold, Not Yet Purchased

Securities owned consist of equity securities and are stated at fair market value with related changes in unrealized appreciation or depreciation reflected in trading revenue. The Fair Value Measurements Topic of the FASB Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). At September 30, 2018, securities owned were Level 1 assets measured at fair market value of $62,695, and securities sold not yet purchased were Level 1 assets measured at fair market value of $4,009.

11. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing broker on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers.

These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

12. Concentration of Credit Risk

The Company maintains its cash and cash equivalents in various bank deposit accounts and brokerage accounts, which, at times, may exceed federally insured limits. At September 30, 2018, the Company held $684,346 cash in excess of the federal insured limit in one of its bank accounts. The Company has not experienced any losses in such accounts. Due to the satisfactory credit rating of its bank and brokerage institutions, the Company believes that its cash and cash equivalents are not exposed to any significant credit risk.

13. Recently Issued Accounting Standards

FASB issued new accounting standard ASC 606 "Revenue Recognition", effective for fiscal year ended 9-30-19. The new standard provides a comprehensive, industry-neutral revenue recognition model intended to increase financial statement comparability across companies and industries. Additionally, FASB's lease accounting standard change, ASU 2016-02 "Leases", effective for fiscal year ended 9-30-20, will present changes to the balance sheet of lessees. Among many of the changes, lessor accounting is updated to align with certain changes in the lessee model and the new revenue recognition standard. Management has determined that both standards have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

14. Subsequent Events

The Company has evaluated subsequent events through the date of the report of the Independent Registered Public Accounting Firm, which is the date on which the financial statements were issued.